

August 6, 2010

Mr. William Salek
Chief Financial Officer
Colonial Commercial Corp.
275 Wagaraw Road
Hawthorne, New Jersey 07506

      RE: Colonial Commercial Corp.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Form 10-Q for the Fiscal Quarter Ended March 31, 2010
             File No. 1-6663

Dear Mr. Salek:

      We have completed our review of your filings and do not have any further comments at this time.

                              Sincerely,

                              Rufus Decker
                              Accounting Branch Chief